U. S. Securities and Exchange Commission

Washington, D.C. 20549


Form 10-SB/A
GENERAL FORM FOR REGISTRATION OF
SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities
 Exchange Act of 1934

PACIFIC CMA, INC.
(Name of Small Business Issuer in its charter)

Colorado                               84-1475073
(State or other jurisdiction of    (I.R.S. Employer
 incorporation or organization)   Identification No.)

7331 S. Meadow Court,
Boulder,  Colorado                       80301
(Address of Principal Office)        Zip Code

Issuer's telephone number:    (303) 530-3353

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - N/A
Name of each exchange on which each class is to be registered - N/A

Securities to be registered under Section 12(g) of the Act:

   Common Stock
(Title of class)


PART I

Item 1.  DESCRIPTION OF BUSINESS

Background

        The Company was incorporated under the laws of the State of Colorado on December 30, 1994. It was formed with the intent that it would become a public "blind pool" or "blank check" company through the voluntary filing of a registration statement under the Securities Exchange Act of 1934, and that it would thereafter seek, investigate, and, if warranted, acquire one or more properties or businesses through a reverse merger or other similar type of transaction.

        The Company was organized by two individuals, J.A. Garcia and Mark DiSalvo, and Mr. DiSalvo was its sole initial shareholder. At the time that they formed the Company, Mr. DiSalvo and Mr. Garcia also organized four other corporations with the same business plan (See "Description of Business - Other Entities").

        Except for its organizational activities, from the date of its incorporation in December, 1994, until September, 1997, the Company was inactive. During this period, Mr. DiSalvo remained as the sole shareholder of the Company, and Mr. DiSalvo and his spouse, Leah DiSalvo, acted as the Company's sole officers and directors. Although it had been intended that Mr. Garcia would supervise the implementation of the Company's business plan, during the period from December, 1994 until September, 1997, he had many other business dealings related to blind pool or blank check companies, and was unable to devote time to the Company or to the four other corporations formed at the same time as the Company.

        In September, 1997,  Mr. DiSalvo sold or transferred 80% of the issued and outstanding capital stock of the Company, and of each of the four corporations which were formed simultaneously with the Company, to three individuals, Gary S. Joiner, Grant W. Peck and
Dean F. Sessions. These transfers were made in consideration of the agreement of the transferees to assist with implementation of the
business plan for the Company and the other entities.   Concurrently
with the sale or transfer of a controlling interest, Mr. DiSalvo and his spouse resigned as officers and directors of the Company and each of the four other corporations and appointed Grant Peck and Dean


Sessions as successor officers and directors.

        Following the change of control in September, 1997, the Company and the four other corporations again became inactive for approximately eighteen months because Mr. Joiner, Mr. Peck and Mr. Sessions were each involved with several other blind pool or blank check companies during this time period and did not want to create a conflict of interest between the various entities. Finally in approximately March, 1999, the Company decided to proceed with the process of raising capital and obtaining the audited financial statements required for filing of its registration statement on Form 10-SB. During the first quarter of 1999, Mr. Joiner, Mr. Peck and Mr. Sessions each made gift transfers of a portion of the shares he had acquired from Mr. DiSalvo, but such transfers did not result in a further change in control of the Company or of the four other corporations formed simultaneously with the Company.

        Except for the organizational activities described above, the Company has not engaged in any other business activities since the date of its incorporation. The Company has no full-time employees, owns no real estate and has not commenced any commercial operations.

Other Entities

        The officers, directors and principal shareholders of the Company are also the officers, directors and principal shareholders of four other corporations which were formed at the same time as the Company. Each of these other corporations has the same business plan as the Company and each has also voluntarily filed a registration statement on Form 10-SB. (See "Directors, Executive Officers, Promoters and Control Persons - Other Blind Pool Activities").

        The experience of Company management is that when a blind pool or blank check entity such as the Company begins the process of seeking a business acquisition opportunity, it is very likely to find more than one such opportunity which it may consider to be attractive.
The existence of several identical blind pool corporations with the same officers, directors and principal shareholders would then be advantageous because it may create the potential for participation in more than one such opportunity. At the same time, however, the existence of several substantially identical corporations also creates the potential for the occurrence of conflicts of interest for Company management (See "Risk Factors - Conflicts of Interest" and Directors, Executive Officers, Promoters and Control Persons - Conflicts of
Interest").

        Management has adopted certain policies to assist in resolution of potential conflicts, but may also be required to resolve certain conflicts in an arbitrary manner without the benefit of arms length negotiation or the existence of a stated policy.

General

THE COMPANY HAS ELECTED TO FILE THIS FORM 10-SB
REGISTRATION STATEMENT ON A VOLUNTARY BASIS IN
ORDER TO BECOME A REPORTING COMPANY UNDER THE
SECURITIES EXCHANGE ACT OF 1934.  BECOMING A
REPORTING COMPANY IS A PREREQUISITE TO
QUALIFICATION OF THE COMPANY'S SHARES FOR
TRADING ON THE OTC BULLETIN BOARD.

        The Company is a "blind pool" or "blank check" company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity.
The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

        At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company's officers, directors and non-management principal shareholders named herein, have previously been involved in several transactions involving mergers between an established company and a blind pool or blank check entity, and they have numerous contacts within the field of corporate finance (See Item 5 "Directors, Executive Officers, Promoters and Control Persons - Other Blind Pool Activities"). As a result, they have had preliminary contacts with representatives of numerous companies concerning the general possibility of a merger or acquisition with a blind pool or blank check company. However, none of these preliminary contacts or discussions involved the possibility of a merger or acquisition transaction with the Company.

        Prior to the effective date of this registration statement, it is anticipated that the Company's officers, directors, and non-management principal shareholders named herein will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a blind pool or blank check entity. No direct discussions regarding the possibility of a merger with the Company are expected to occur until after the effective date of this registration statement. However, no assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

        The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange. (See
"Investigation and Selection of Business Opportunities").  The
Company anticipates that the business opportunities presented to it will
(i) either be in the process of formation or, be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

        The Company does not propose to restrict its search for


investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The
Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

        As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates.
If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to the current shareholders relative to their purchase price for such stock. In the Company's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of the Section
2(11) of the Securities Act of 1933, as amended as long as the transaction is a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

        Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity (See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management"). In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the change in control or the Company's combination with a business opportunity.

        It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

        The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to the foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Colorado law to enter into such a transaction if:

        (1) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

        (2) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved or ratified in good faith by vote of the stockholders; or

        (3) The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

        To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proven its abilities or effectiveness, the eventual market for the products or services of the business opportunity will likely not be established, and the business opportunity may not be profitable when acquired.

        It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

        It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

        The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers, directors and non-management principal shareholders, none of whom are professional business analysts (See "Management"). Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

        (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

        (2) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

        (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission (See "Risk Factors - The
Company - Regulation of Penny Stocks").

        (4) Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

        (5) The extent to which the business opportunity can be advanced;

        (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

        (7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;


        (8) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

        (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

        In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing include, among other requirements, that the Company (i) have net tangible assets of at least $4,000,000, or a market capitalization of $50,000,000, or net income of not less than $750,000 in its latest fiscal year or in two of the last three fiscal year; (ii) have a public float (i.e. shares that are not held by any officer, director or 10% shareholder) of at least 1,000,000 shares; (iii) have a minimum bid price of at least $4.00; (iv) have at least 300 round lot shareholders (i.e. shareholders who own not less than 100 shares); and (v) have an operating history of at least one year or a market capitalization of at least $50,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

        No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

        The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

        Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

        As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

        It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

        Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

        It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

        It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

        It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

        The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

        As a general matter, the Company anticipates that it, and/or its principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.



        It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulation

        The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

        The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

        Any securities which the Company might acquire in exchange for its Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

        An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

        The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public "blind pool" companies, many of which may have more funds available than does the Company, as well as from the four other blind pool companies which were formed simultaneously with the Company. Management has adopted certain policies for dealing with potential conflicts of interest between related or affiliated entities (See Directors, Executive Officers, Promoters and Control Persons - Conflicts of Interest").

Administrative Offices

        The Company currently maintains a mailing address at 7331 S. Meadow Court, Boulder, Colorado 80301, which is the office address of its President, Grant Peck. The Company's telephone number there is (303) 530-3353. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees

        The Company is in the development stage and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors

        A. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they currently devote attention, and are expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company.
See "Management," and "Conflicts of Interest."

        In particular, the Company's officers and directors formed four other blind pool or blank check companies simultaneously with the formation of the Company, National CMA, Inc., First CMA, Inc.,
Second CMA, Inc and Capmacco Corp. Each of these entities had a structure and a business plan identical to that of the Company. They are currently also officers and directors of one other blind pool or blank check company, formed in 1997, which has shareholders and a capital structure similar, but not identical, to that of the Company, and which has previously a filed registration statements under the Securities Exchange Act of 1934. Finally, it is likely that the Company's officers and directors will form additional blind pool or blank check companies in the future, with a business plan similar or identical to that of the Company. The four other blind pool or blank check companies which were formed at the same time as the Company and have an identical structure and business plan do not currently create a conflict of interest with the Company because they have the same shareholders. However, the blind pool or blank check company formed in 1997, and any additional blind pool or blank check companies formed in the future, which do not have the same shareholders and an identical capital structure as the Company, would also be in direct competition with the Company for available business opportunities (See Item 5 - "Directors, Executive Officers, Promoters and Control Persons - Conflicts of Interest").

        It is anticipated that the Company's principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the


Company's principal shareholders may consider their own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

        B. Possible Need for Additional Financing. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

        C. Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefor.

        In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and
15g-7 under the Securities Exchange Act of 1934, as amended.


Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.

        Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

        D.     No Operating History.  The Company was formed in
December of 1994 for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity. The
Company has no operating history, revenues from operations, or assets other than cash from private sales of stock, and as explained elsewhere in this registration statement, the delay of approximately 5 years in filing of this registration statement was the result of a change in control and the fact that the persons designated as officers and directors were unable to devote time to the business affairs of the Company (See "Description of Business - Background"). The
Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.



        E. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby. In addition, in the event that management elects to capitalize the other companies which are under common control and which were formed simultaneously with the Company prior to capitalizing the Company, there could be a substantial delay before the Company has any operations.

        F.     Possible Business - Not Identified and Highly Risky.
The Company has not identified and has no commitments to enter into or acquire a specific business opportunity. As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity. As a general matter, prospective investors can expect any potential business opportunity to be quite risky. See Item 1 "Description of Business."

        G. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

        H. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

        I. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

        J. Possible Reliance upon Unaudited Financial Statements. The Company generally will require audited financial statements from any business that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

        Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information, including audited financial statements, for any existing business it may acquire. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

        In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

        K. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

        L. Dependence upon Management; Limited Participation of Management. The Company will be heavily dependent upon the skills, talents, and abilities of its officers and directors to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of the Company results in a delay in progress toward implementing its
business plan.   Furthermore, the Company will be entirely dependent
upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

        M. Lack of Continuity in Management. The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

        N. Indemnification of Officers and Directors. The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The
Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

        O. Director's Liability Limited. The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

        P. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

        Q. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

        R. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

        S. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

        T.     Loss of Control by Present Management and
Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued
Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, in conjunction with such a transaction, the Company's current officers, directors and principal shareholders could sell their controlling block of stock at a premium price to the acquired company's stockholders.

        U. No Public Market Exists. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

        V. Rule 144 Sales. All of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of at least two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. Of the total
12,000,000 shares of common stock held by present stockholders of the Company, a total of approximately 2,119,750 shares are currently available for immediate resale in accordance with the provisions of Rule 144(k), without compliance with the volume restrictions and other limitations imposed by Rule 144. The remaining 9,880,250 shares are currently eligible for resale in accordance with the provisions of Rule 144.

        Z. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2.  Management's Discussion and Analysis or Plan of
Operations.

Liquidity and Capital Resources

        The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of proceeds in the amount of $255 from its inside capitalization funds. The
Company also received additional cash contributed by Company shareholders in the amount of $5,574, which was charged to additional paid-in capital. Consequently, the Company's balance sheet for the period of December 30, 1994 (inception) through December 31, 1998, and through September 30, 1999, reflects a current asset value of $372 and $5,000, respectively, and a total asset value of $412 and $5,000 respectively, which is all in the form of cash.

        The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

        During the period from December 30, 1994 (inception) through December 31, 1998, and through the interim period ended September
30, 1999, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by the Company during this period.

        For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than limited interest income. The Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

        The Company believes that its existing capital will be sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange
Act of 1934, as amended, for a period of approximately one year. Accordingly, in the event the Company is able to complete a business combination during this period, it anticipates that its existing capital will be sufficient to allow it to accomplish the goal of completing a business combination. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete a business combination, and once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

        No commitments to provide additional funds have been made by management or other stockholders, and the Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. In the event the Company does elect to raise additional capital prior to location of a merger or acquisition candidate, it expects to do so through the private placement of restricted securities rather than through a public offering. The Company does not currently contemplate making a Regulation S offering.

        Another issue which may arise in conjunction with the question of whether additional funds will be available to the Company in the future, is the issue of establishing priorities for funding between the Company and the four other corporations which are under common control and which were formed simultaneously with the Company. Management does have a stated policy of presenting business opportunities to the blind pool or blank check company under common control which has had its securities registered under the Securities
Exchange Act of 1934 for the longest period of time.   In the event
that none of the entities under common control is more mature than the others, the policy of Management is to arbitrarily assign business opportunities to such entities. (See "Directors, Executive Officers, Promoters and Control Persons - Conflicts of Interest"). Management intends to apply the same policies to issues related to obtaining additional funding for the Company or for the other blind pools under common control.

        In the event additional funding is required for the Company and for one or more of the other entities which are under common control, Management will first seek to obtain funding for the Company which has had its securities registered under the Securities Exchange Act of 1934 for the longest period of time. In the event none of the entities is more mature than the others, Management will arbitrarily determine which entity should receive the first funding which is available.

        Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

Item 3.  Description of Property.

        The Company currently maintains a mailing address at 7331 S. Meadow Court, Boulder, Colorado 80301, which is the address of its President. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is (303) 530-3353.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management.

        The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the


Company. Also included are the shares held by all executive officers and directors as a group.

                                                                 %
                                  Number of                     of
Name and                       Shares Owned                  Class
Address                        Beneficially                  Owned
Grant W. Peck <F1>
7331 S. Meadow Court
Boulder, CO  80301            2,491,250<F2>                     20.76%

Dean F. Sessions <F1>
P. O. Box 17881
Boulder, CO  80308            2,498,000<F3>                     20.82%

Gary S. Joiner
4750 Table Mesa Drive
Boulder, CO  80303            2,491,000<F4>                     20.76%

Mark DiSalvo
192 Searidge Court
Shell Beach, CA  93449            2,400,000                     20.00%

All directors and executive
officers (2 persons)              4,989,250                     41.58%

<F1>  The person listed is an officer, a director, or both, of the Company.
<F2>  Includes 3,500 shares owned by family members, of which Mr. Peck may be deemed to be the beneficial owner.
<F3>  Includes 10,000 shares owned by Mr. Sessions' spouse, of which he may be deemed to be the beneficial owner.
<F4>  Includes 5,000 shares owned by family members, of which Mr.
Joiner may be deemed to be the beneficial owner.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

The directors and executive officers currently serving the Company are as follows:

                                        Positions Held
                                                   and
Name                        Age                 Tenure
Grant W. Peck                45        President and a Director since
                                       September, 1997

Dean F. Sessions             49        Secretary, Treasurer, and a
                                       Director since September, 1997

        The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting.
Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

        The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information



Grant W. Peck.

        Mr. Peck has served as President and a Director of the Company since September, 1997. He is also currently the President and a Director of four other blind pool or blank check companies (i.e. Capmacco Corp., First CMA, Inc., Second CMA, Inc., and National
CMA, Inc.) which were formed at the same time as the Company and have a capital structure which is identical to that of the Company.

        From 1994 to the present, Mr. Peck has been engaged in the business of managing commercial real estate which he owns and in the business of mergers or acquisitions involving blind pool or blank check companies. Mr. Peck was the principal shareholder, the President and a Director of J. S. Grant's, Inc., doing business as Just Squeezed Juices, from its inception in 1985 until January, 1995, when the Company was sold. J.S. Grant's distributed fresh juices from Denver, Colorado, to five states, and had approximately $3.5 million in annual sales and 36 employees. Between 1977 and 1984, Mr. Peck was an owner and Director of Operations for the Harvest Restaurant and Bakery, a restaurant company that catered to the then emerging health-conscious market. During his tenure with Harvest Restaurant and Bakery, Mr. Peck was responsible for the growth and daily operation of the restaurant company, employing over 385 employees and staffing 28 managers.

        Mr. Peck is also currently the President and a director of Buffalo Capital VIII, Ltd (formed September 1997), which is a blind pool or blank check company, and has been an officer and director of several other blind pool or blank check companies. For further information about these other entities, see "Other Blind Pool Activities").

        Mr. Peck attended the University of Colorado and Macalester College in St. Paul, Minnesota, but did not receive a degree from either institution.

Dean F. Sessions.

        Mr. Sessions has served as Secretary and Treasurer, and as a Director of the Company since September 1997. He is also currently the Secretary, Treasurer and a Director of four other blind pool or blank check companies (i.e. Capmacco Corp., First CMA, Inc.,
Second CMA, Inc., and National CMA, Inc.) which were formed at the same time as the Company and have a capital structure which is identical to that of the Company.

        From 1973 through 1982 Mr. Sessions was employed as an investment broker by E.F. Hutton & Co., in its Boulder, Colorado office. From 1982 through 1986 Mr. Sessions was an officer, director and principal shareholder of A. S. Food Company, Inc., a Colorado corporation formed to acquire the franchise rights for Round The Corner restaurants in Oregon, Washington and British Columbia.
A. S. Food Company, Inc., opened and operated two Round The
Corner restaurants in the Seattle, Washington area, but in 1986 it filed bankruptcy and ceased operations.

        In October 1986, Mr. Sessions renewed his securities license with the NASD and simultaneously joined the Boulder, Colorado office of E. F. Hutton as an account executive. From June of 1987 through March of 1988, Mr. Sessions was a registered representative of L. T. Securities, the securities division of Lincoln Trust Corporation of Denver, Colorado. From March, 1988, to August,
1990, Mr. Sessions was a registered representative with Cohig Securities, Inc. of Denver, Colorado, and from January, 1991 to June, 1994, Mr. Sessions was a registered representative with Walford and Company, of Boulder, Colorado.

        From 1994 to the present, Mr. Sessions has been engaged in the business of mergers and acquisitions involving blind pool or blank check companies. In addition, from August, 1990, to the present, Mr. Sessions has been actively engaged in attempting to acquire his Professional Golf Association (PGA) tour card.

        Mr. Sessions is also currently the Secretary, Treasurer and a director of Buffalo Capital VIII (formed in September, 1997), Ltd, which is a blind pool or blank check company, and has been an officer and director of several other blind pool or blank check companies. For further information about these other entities, see "Other Blind Pool Activities").

        Mr. Sessions has a B.S. degree from the University of Colorado.

Indemnification of Officers and Directors

        As permitted by Colorado law, the Company's Articles of


Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

        Pursuant to the Colorado Business Corporation Act, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-106-401 of the Colorado Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Other Blind Pool Activities

        Each of the Company's executive officers, directors, and principal shareholders holds an identical officer, director and/or shareholder position with several other companies (i.e. Buffalo Capital VIII, Ltd., Capmacco Corp., Inc., First CMA, Inc., Second CMA,
Inc., and National CMA, Inc., all of which are Colorado corporations. The Company and each of these other entities will be in competition with each other for prospective companies to acquire.
See "Conflicts of Interest" below.

        In addition, the Company's officers, directors and certain of its principal shareholders have been affiliated in the past with other blind pool companies. Such other companies and such affiliations are set forth in this section below.



        Messrs. Joiner, Peck, and Sessions were founders and officers and directors of two blind pool companies established in 1993, Dakota Equities, Ltd. ("Dakota"), and Cumberland Capital Corporation ("Cumberland"). They were also founders and officers and directors of three blind pool companies established in 1995, Alchemy Equities, Ltd. ("Alchemy"), Chelmsford Capital, Ltd. ("Chelmsford"), and
Global Capital Access Corporation ("Global"), and were founders of four other blind pool companies established in 1996, Buffalo Capital
I, Ltd. ("Buffalo I"), Buffalo Capital II, Ltd. ("Buffalo II"), Buffalo Capital III, Ltd. ("Buffalo III") and Buffalo Capital IV, Ltd. ("Buffalo IV"), and were founders of four other blind pool companies established in 1997, Buffalo Capital V, Ltd. ("Buffalo V"), Buffalo Capital VI, Ltd. ("Buffalo VI"), Buffalo Capital VII, Ltd. ("Buffalo VII"), Buffalo Capital VIII, Ltd. ("Buffalo VIII").

        Dakota filed a registration statement under the Securities Exchange Act of 1934, which became effective on or about January
24, 1994. On December 14, 1994, the controlling shareholders of Dakota sold stock representing approximately 87.5% of the outstanding shares to California Brokerage Services, Inc., for an aggregate purchase price of $60,000.00. Thereafter, on or about February 1, 1995, Dakota completed a merger transaction with Sel-Drum International, Inc., which, through its wholly owned subsidiaries Sel-Drum Corp (Canada), Sel-Drum Corporation
(U.S.A.), Inc., and Micron Imaging Technologies, is engaged in the distribution of copier photoreceptors, high mortality parts for copy machines, and copier accessories. The shares of Sel-Drum (formerly Dakota Equities), trade in the over the counter market on the NASD Bulletin Board (SDUM).

        On or about October 8, 1993, Cumberland filed a registration statement under the Securities Act of 1933. The registration statement was subsequently withdrawn, and until its investment in Alchemy, Chelmsford and Global, Cumberland did not engage in any business activities. Cumberland Capital subsequently sold its interests in Alchemy, Chelmsford and Global, and the corporation did not engage in any other business operations. The company was dissolved in June, 1999.

        Alchemy filed a registration statement under the Securities Exchange Act of 1934, on April 3, 1995, which became effective on or about June 2, 1995. On January 15, 1996, the controlling shareholders of Alchemy sold stock representing approximately


74.69% of the outstanding shares to California Brokerage Services, Inc., for an aggregate purchase price of $25,000, and all of the existing officers and directors resigned and nominated replacements designated by the purchaser. Thereafter, on or about March 6, 1996, Alchemy completed a merger transaction with Heritage Mines, Ltd., which is engaged in the gold mining business. The shares of Heritage Mines, Ltd (formerly Alchemy), trade in the over the counter market on the NASD Bulletin Board (HMIL).

        Chelmsford filed a registration statement under the Securities Exchange Act of 1934, on April 6, 1995, which became effective on or about June 6, 1995. On November 6, 1996, the controlling shareholders of Chelmsford sold stock representing approximately 86.86% of the outstanding shares to Capital Twain, Inc., a Nevada corporation, for an aggregate purchase price of $70,000, and all of the existing officers and directors resigned and nominated replacements designated by the purchaser. On or about November 13, 1997, Chelmsford changed its name to Worldwide Internet Marketing, Inc.("Worldwide") Thereafter, on or about January 16, 1998,
Worldwide formally completed the acquisition of a controlling interest in Futurenet Online International, Inc., a Colorado corporation (FNI), which holds the rights to engage in the network marketing business in countries outside the United States using the name and business system developed by Futurenet Online, Inc., a California corporation. No public market current exists for the shares of Worldwide.

        Global filed a registration statement under the Securities Exchange Act of 1934, on April 11, 1995, which became effective on or about June 12, 1995. On July 12, 1996, the controlling shareholders of Global sold stock representing approximately 71.03% of the outstanding shares to The Rally Group, Ltd., for an aggregate purchase price of $30,000, and all of the existing officers and directors resigned and nominated replacements designated by the purchaser. Thereafter, Global changed its name to Controlled Environment Aquaculture Technology, Inc. ("CEA Tech"), and commenced activities related to intensive land-based aquaculture. The shares of CEA Tech (formerly Global), trade in the over the counter market on the NASD Bulletin Board (CEAT).

        Buffalo I filed a registration statement under the Securities Exchange Act of 1934 on January 9, 1997, which became effective on or about March 10, 1997. On June 25, 1997, Buffalo I acquired all of the issued and outstanding stock of Multiple Dimensional Laser


Technologies, Inc., a Nevada corporation ("MDLT Nevada"), in exchange for the issuance of 4,800,000 shares of common stock. As part of that transaction, Buffalo I also changed its name to Multiple Dimensional Laser Technologies, Inc., and cancelled all previously issued and outstanding Class A and Class B Warrants. In conjunction with this transaction, Wilmington Capital, LLC, an investment consulting firm representing MDLT Nevada, agreed to pay the principal shareholders of Buffalo I a consulting fee of $75,000, but only paid a total of $25,000 and thereafter defaulted in payment of the balance of that obligation. There is not currently a public trading market for the shares of Multiple Dimensional Laser Technologies, Inc. (formerly Buffalo I).

        Buffalo II filed a registration statement on Form 10-SB under the Securities Exchange Act of 1934 on January 9, 1997, which became effective on or about March 10, 1997. On August 21, 1997, the controlling shareholders of Buffalo II sold stock representing approximately 70.04% of the outstanding shares to Golden Age Development Corporation, an Ohio corporation, for an aggregate purchase price of $75,000. In conjunction with the change of control all of existing officers and directors resigned and were replaced by successors designated by the purchaser, the previously issued and outstanding Class A and Class B Warrants were cancelled and the Company changed its name to Cincinnati Regional Initiative, Inc. ("CRI"). There is not currently any public market for the shares of CRI.

        Buffalo III filed a registration statement on Form 10-SB under the Securities Exchange Act of 1934 on January 10, 1997, which became effective on or about March 11, 1997. On April 22, 1999, the controlling shareholders of Buffalo III sold stock representing approximately 94.4% of the outstanding shares to Steadfast Investments, LP, a Delaware limited partnership ("Steadfast") and GMK Family Holdings, LLC, ("GMK") for an aggregate purchase price of $335,000. Steadfast and GMK also purchased 12,740,000 newly issued shares for a purchase price of $1,000. In conjunction with the change of control, all of the existing officers and directors resigned and were replaced by successors designated by the purchaser and the previously issued and outstanding Class A and Class B
Warrants were cancelled. There is not currently any public market for the shares of Heritage.

        Buffalo IV filed a registration statement on Form 10-SB under the Securities Exchange Act of 1934 on January 10, 1997, which became effective on or about March 11, 1997. On May 10, 1999, the controlling shareholders of Buffalo IV sold stock representing approximately 96% of the outstanding shares to M & A West, Inc., a Nevada corporation ("MAWI") and Robert G. Bryan ("RGB") for an aggregate purchase price of $150,000. In conjunction with the change of control, the previously issued and outstanding warrants were cancelled and the Company changed its name to M & A West, Inc. ("MAWI"). MAWI business activities include corporate structuring, strategic planning, mergers, acquisitions, corporate finance, investor relations, public relations, web site development and internet marketing consulting. The shares of M & A West, Inc. (formerly Buffalo IV). trade in the over the counter market of the NASD
Bulletin Board (MAWI).

        Buffalo V filed a registration statement on Form 10-SB under the Securities Exchange Act of 1934 on March 4, 1998, which became effective on or about May 4, 1998. On June 22, 1999, the controlling shareholders of Buffalo V sold stock representing approximately 94% of the outstanding shares to Aladdin Oil Corporation, a Nevada corporation ("Aladdin") for an aggregate
purchase price of $125,000.   In conjunction with the change of
control, the previously issued and outstanding warrants were cancelled and the Company changed its name to Aladdin Oil Corporation.
Aladdin is an independent oil and gas company engaged in the acquisition and exploration of oil and gas within the United States. The shares of Aladdin Oil Corporation (formerly Buffalo V) trade in the over the counter market of the NASD Bulletin Board (ADDN).

        Buffalo VI filed a registration statement on Form 10-SB under the Securities Exchange Act of 1934 on March 4, 1998, which became effective on or about May 4, 1998.  On December 28, 1998, the controlling shareholders of Buffalo VI sold stock representing approximately 94.6% of the outstanding shares to Alan J. Setlin, Donald G. Saunders, Gary Kornman, and Thomas K. Russell ("the
Purchasers") for an aggregate purchase price of $150,000.   The
Purchasers then completed a business combination with isolver.com, Inc., a Nevada corporation. In conjunction with the change of control, the Company changed its name to isolver.com, Inc. Isolver.com, Inc. operates an internet shopping mall and provides customer services and merchant services on the web. The shares of isolver. com, Inc. (formerly Buffalo VI) trade in the over the counter market of the NASD Bulletin Board ("ISLV").


        Buffalo VII filed a registration statement on Form 10-SB under the Securities Exchange Act of 1934 on March 4, 1998, which became effective on or about May 4, 1998. On June 18, 1999, the controlling shareholders of Buffalo VII sold stock representing approximately 94% of the outstanding shares to Workfire.com, Inc., a
Nevada corporation for an aggregate purchase price of $150,000.   In
conjunction with the change of control, the previously issued and outstanding warrants were cancelled and the Company changed its name to Workfire.com, Inc. Workfire.com, Inc. has developed an internet access acceleration technology which greatly reduces browsing time on the web. The shares of Workfire.com, Inc.
(formerly Buffalo VII) trade in the over the counter market of the NASD Bulletin Board ("WKFR"). There is not currently any public market for the shares of Buffalo Capital VIII, Ltd.

        Buffalo VIII filed a registration statement on Form 10-SB under the Securities Exchange Act of 1934 on March 4, 1998, which became effective on or about June 4, 1998. Buffalo VIII has not acquired a business opportunity, and remains in the development stage.

        The officers and directors of the Company are also officers and directors of Capmacco Corp., First CMA, Inc., Second CMA, Inc., and National CMA, Inc., each of which was formed at the same time as the Company and has a capital structure identical to that of the Company. The officers and directors of the Company may also establish additional blind pool or blank check companies in the future.

        See "Conflicts of Interest."

Conflicts of Interest

        None of the officers of the Company will devote more than a portion of his time to the affairs of the Company, and it is most likely that the Company's officers will devote only a minimal portion of their time to the affairs of the Company and the four other entities which were formed simultaneously with the Company and are under common control with the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities.
Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

        Each of the Company's officers and directors is also an officer and a director of several other blind pool or blank check companies.
See "Other Blind Pool Activities." Although these other companies will, in effect, be in direct competition with the Company for acquisition of available business opportunities, the potential that such competition will create a conflict of interest for the officers and directors of the Company is minimized by the fact that each of the entities currently has substantially the same shareholders, and is expected to continue to have the same shareholders until a business acquisition has been completed.

        As a way of further minimizing any potential conflict of interest in the process of acquisition of available business opportunities, it is the stated policy of the persons who are officers and directors of the Company and of other blind pool or blank check companies, to present the opportunity to the available blind pool or blank check company that has had its securities registered pursuant to
Section 12(g) of the 1934 Act for the longest period of time. In the event that none of the pools is more mature than the others, the officers and directors will arbitrarily assign the particular business opportunity to one of the pool companies. Potential investors should expect that, because of the policy that will be employed by the Company's officers and directors as set forth above, whereby more "mature" pool companies will have business opportunities presented to them first, the Company and its shareholders may have to wait a significant amount of time before an appropriate business opportunity for the Company is identified.

        The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. Members of management, and other principal shareholders of the Company, acquired their shares for consideration totalling $2,400, including $255 in cash, and services relating to organization of the Company and developing its business plan, which services were valued at a total of $2,145. This consideration is the equivalent of $.0002 per share. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6.  Executive Compensation.

        No officer or director has received any remuneration or compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive additional compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions."
The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

        The Company may employ a spouse of an officer or director, or an employee of a company owned by an officer or director, to perform administrative or secretarial services required by the Company. Such individuals would be paid standard, "going rate" hourly compensation for services rendered.

        The Company has employed the law firm of Frascona, Joiner
& Goodman, P.C., in which one of its principal shareholders, Gary
S. Joiner, is a shareholder, to provide legal services in connection with registration of the Company's shares. It may also employ the same law firm to provide legal services in connection with the acquisition of a business. Mr. Joiner and any other members of his firm, if employed, would be paid their normal hourly rate for legal services provided.

Item 7.  Certain Relationships and Related Transactions.

        During the two years preceding the date of this registration statement on Form 10-SB, the officers, directors, and other principal shareholders of the Company have contributed a total of approximately $5,699 in additional capital to the Company for working capital and payment of expenses.

        No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

        The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

        It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

        The Company does not maintain an office, but it does maintain a mailing address at the residence of its President, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that the Company will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

        Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock or Warrants held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

        Gary S. Joiner, who is a principal shareholder of the Company, is also a shareholder of Frascona, Joiner & Goodman, P.C., the law firm which has been engaged to represent the Company in conjunction with preparation and filing of this registration statement on Form 10-SB.

Item 8.  Description of Securities.

Common Stock

        The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

        Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

        The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock. The Board of Directors of the Company is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock. No preferred stock has been issued by the Company.
The Company anticipates that preferred stock may be utilized in making acquisitions.

Transfer  Agent
        As of the date hereof, the Company is serving as its own
Transfer Agent.

Reports to Stockholders

        The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

PART II

Item 1.  Market Price and Dividends on the Registrant's Common
Equity and Other Shareholder Matters

        No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. As of the date of this registration statement, there are approximately 43 holders of record of the Company's common stock.
No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

        The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

        No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.  Changes in and Disagreements with Accountants.

        Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

        The Company has not sold any Unregistered Securities during the prior three years.

Item 5.  Indemnification of Directors and Officers

        The Articles of Incorporation and the Bylaws of the Company, filed as Exhibits 3.1 and 3.2, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.


FINANCIAL STATEMENTS AND EXHIBITS

        (a) Financial statements for Pacific CMA, Inc. as and for the year December 31, 1998 and for the nine months ending September
30, 1999 and 1998, are attached.  See following pages.

PACIFIC CMA, INC.
(A Development Stage Company)

Financial Statements

December 31, 1998 (audited)
September 30, 1999 (unaudited)


PACIFIC CMA, INC.
(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountant - 45
Balance Sheets - 46
Statements of Operations - 48
Statement of Stockholders' Equity - 50
Statements of Cash Flows - 54
Notes to Financial Statements - 58
REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANT

The Board of Directors and Stockholders of Pacific CMA, Inc.

We have audited the accompanying balance sheet of Pacific CMA, Inc. (a development stage company) as of December 31, 1998, and the related statement of operations, stockholders' equity, and cash flows for each of the two years then ended, and for the period from inception (December 30, 1994) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific CMA, Inc. as of December 31, 1998, and the results of its operations and its cash flows for each of the two years then ended and for the period from inception (December 30, 1994) to December 31, 1998, in conformity with generally accepted accounting principles.

Comiskey & Company, P.C.
Denver, Colorado
September 21, 1999
PACIFIC CMA, INC.
(A Development Stage Company)
BALANCE SHEETS
(unaudited)

                               September 30
                                       1999            December 31
                                (unaudited)                   1998
ASSETS
CURRENT ASSETS
 Cash                                $5,000                     $-
 Prepaid expenses                         -                    372
 Total current assets                 5,000                    372

OTHER ASSETS
Organizational costs (net)                -                     40

TOTAL ASSETS                          5,000                    412

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable                       115                      -
 Total current liabilities              115                      -

STOCKHOLDERS' EQUITY
 Preferred stock, no par value
  10,000,000 shares authorized;
  no shares issued and outstanding        -                      -
 Common stock, no par value;
  100,000,000 shares authorized;
  12,000,000 shares issued and
  outstanding                         2,400                  2,400
 Additional paid-in capital           5,699                    574
 Deficit accumulated
 during the development stage       (3,214)                (2,562)

 Total stockholders' equity           4,885                    412

TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY                               5,000                    412

The accompanying notes are an integral part of the financial statements. PACIFIC CMA, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
page 1 of 2

                           For the period
                           from inception
                        (December 30, 1994)           For the nine months
                           to September 30,           ended September 30,
                               1999                   1999           1998
                                (unaudited)    (unaudited)    (unaudited)
REVENUES                       $          -      $       -             $-

EXPENSES
 Accounting                             111            111              -
 Amortization                           200             40             20
 Consulting fees                      2,145              -              -
 Legal fees                             744            487              -
 Office Supplies                         14             14              -
   Total expenses                     3,214            652             20

NET LOSS                            (3,214)          (652)           (20)

Accumulated deficit
  Balance, beginning of period            -        (2,562)        (2,320)
  Balance, end of period            (3,214)        (3,214)        (2,340)

NET LOSS PER SHARE                    (NIL)          (NIL)          (NIL)

WEIGHTED AVERAGE
 NUMBER OF SHARES
 OUTSTANDING                     12,000,000     12,000,000     12,000,000


The accompanying notes are an integral part of the financial statements.

PACIFIC CMA, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
page 2 of 2

                   For the period
                   from inception
                (December 30, 1994)             For the year ended
                   to December 31,                    December 31,
                       1998                   1998            1997
REVENUES           $              -        $     -        $      -

EXPENSES
 Accounting                       -              -               -
 Amortization                   160             40              40
 Consulting fees              2,145              -               -
 Legal fees                     257            202               -
 Office Supplies                  -              -               -
   Total expenses             2,562            242              40

NET LOSS                    (2,562)          (242)            (40)

Accumulated Deficit
 Balance, beginning of period     -        (2,320)         (2,280)
 Balance, end of period     (2,562)        (2,562)         (2,320)

NET LOSS PER SHARE            (NIL)          (NIL)           (NIL)
WEIGHTED AVERAGE
NUMBER OF SHARES
OUTSTANDING              12,000,000     12,000,000      12,000,000

The accompanying notes are an integral part of the financial statements.

PACIFIC CMA, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
For the period from inception (December 30, 1994) to September 30, 1999 (Page 1 of 2)

                                   Common Stock         Additional
                           Number of                       Paid-in
                             shares         Amount         Capital
Common stock issued for
 cash and services, December
 1994 at $0.0002 per             12,000,000         $2,400      $-

Net loss for the year
 ended December 31, 1994                   -             -       -

Balance,
 December 31, 1994               12,000,000          2,400       -

Net loss for the year
 ended December 31, 1995                  -              -       -

Balance,
 December 31, 1995               12,000,000          2,400       -

Net loss for the year
 ended December 31, 1996                  -              -       -

Balance, December 31, 1996       12,000,000          2,400       -

Net loss for the year
 ended December 31, 1997                  -              -       -

Balance,
 December 31, 1997               12,000,000          2,400       -

Expenses paid on behalf of Company by
 shareholders, September, 1998            -              -     574

Net loss for the year
 ended December 31, 1998                  -              -       -


Balance,
 December 31, 1998               12,000,000       2,400        574

Expenses paid on behalf of Company by
shareholders, August 1999                 -       -            125

Cash contributed to Company
by shareholders, August 1999              -       -          5,000

Net loss for the period
 ended September 30, 1999                  -      -              -

Balance,
 September 30, 1999              12,000,000       $2,400    $5,699

The accompanying notes are an integral part of the financial statements.

PACIFIC CMA, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
For the period from inception (December 30, 1994) to September 30, 1999 (Page 2 of 2)

                                    Deficit
                                accumulated
                                 during the                  Total
                                development            stockholder
                                      stage                 equity
Common stock issued for
 cash and services, December
 1994 at $0.0002 per share                -                  2,400

Net loss for the year
 ended December 31, 1994            (2,200)                (2,200)

Balance, December 31, 1994          (2,200)                    200

Net loss for the year
 ended December 31, 1995               (40)                   (40)

Balance, December 31, 1995          (2,240)                    160

Net loss for the year
 ended December 31, 1996               (40)                   (40)

Balance, December 31, 1996          (2,280)                    120

Net loss for the year
 ended December 31, 1997               (40)                   (40)

Balance, December 31, 1997          (2,320)                     80

Expenses paid on behalf of Company by
 shareholders, September 1998             -                    574

Net loss for the year
 ended December 31, 1998              (242)                  (242)



Balance, December 31, 1998          (2,562)                    412

Expenses paid on behalf of
 Company by shareholders,
 August 1999                              -                    125

Cash contributed to Company
 by shareholders,
 August 1999                              -                  5,000

Net loss for the period ended
September 30, 1999                    (652)                  (652)

Balance, September 30, 1999        $(3,214)               $(4,885)

The accompanying notes are an integral part of the financial statements. PACIFIC CMA, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Page 1 of 2)


                           For the period
                           from inception
                        (December 30, 1994)           For the nine months
                           to September 30,           ended September 30,
                                   1999               1999           1998
                                (unaudited)    (unaudited)    (unaudited)
CASH FLOWS FROM OPERATING
ACTIVITIES

Net Loss                            (3,214)          (652)           (20)

Adjustments to reconcile net loss
 to net cash used by operating
 activities:
Amortization                            200             40             20
Stock issued for consulting
fees                                  2,145              -              -
Increase in accounts payable            115            115              -
Increase in prepaid expenses              -            372              -

Net cash flows from operating
activities                            (754)          (125)              -

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in organization costs        (200)              -              -

Net cash flows from investing
activities                            (200)              -               -

CASH FLOWS FROM FINANCING ACTIVITIES
Cash paid for expenses by
 shareholders                           699            125              -
Cash contributed to company
 by shareholders                      5,000          5,000              -


Issuance of common stock                255              -              -

Net cash flows from financing
 activities                           5,954          5,125              -

NET CHANGE IN CASH AND CASH
EQUIVALENTS                           5,000          5,000              -

CASH AND CASH EQUIVALENTS, BEGINNING
OF PERIOD                                 -              -              -

CASH AND CASH EQUIVALENTS, END OF
PERIOD                                5,000          5,000              -

The accompanying notes are an integral part of the financial statements. PACIFIC CMA, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Page 2 of 2)

                           For the period
                           from inception
                        (December 30, 1994)            For the year ended
                            to December 31,                  December 31,
                                       1998           1998           1997
CASH FLOWS FROM OPERATING
ACTIVITIES

Net Loss                            (2,562)          (242)           (40)

Adjustments to reconcile net loss
 to net cash used by operating
 activities:
Amortization                            160             40             40
Stock issued for consulting fees
fees                                  2,145              -              -
Increase in accounts payable              -              -              -
Increase in prepaid expenses          (372)          (372)              -

Net cash flows from operating
activities                            (629)          (574)              -

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in organization costs        (200)              -              -

Net cash flows from investing
activities                            (200)              -              -

CASH FLOWS FROM FINANCING ACTIVITIES
Cash paid for expenses by
 shareholders                           574            574              -
Cash contributed to company
 by shareholders                          -              -              -
Issuance of common stock                255              -              -



Net cash flows from financing
 activities                             829            574              -

NET CHANGE IN CASH AND CASH
EQUIVALENTS                               -              -              -

CASH AND CASH EQUIVALENTS, BEGINNING
OF PERIOD                                 -              -              -

CASH AND CASH EQUIVALENTS, END OF
PERIOD                                    -              -              -

The accompanying notes are an integral part of the financial statements. PACIFIC CMA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 1998


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development stage company

Pacific CMA, Inc. (a development stage company) (the "Company") was incorporated under the laws of the State of Colorado on December 30, 1994. After engaging in minimal activity related to its business plan, the Company's activities ceased in early 1995, and the Company became inactive until its reinstatement by the Colorado
Secretary of State on September 25, 1998. The principal office of the Company is 7331 South Meadow Court, Boulder, CO 80301.

The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has not engaged in any business other than organizational efforts. It has no full-time employees and owns no real property. The Company intends to operate as a capital market access corporation by registering with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934. After this, the Company intends to seek to acquire one or more existing businesses which have existing management, through merger or acquisition. Management of the Company will have virtually unlimited discretion in determining the business activities in which the Company might engage.

The Company currently does not own any properties or an interest in any business. Moreover, it has not identified any properties or business opportunities that it shall seek to acquire, has no understanding or arrangement to acquire any properties or business interests, and has not identified any specific geographical area, industry, or type of business in which it intends to operate.

Accounting Method
The Company records income and expenses on the accrual method.

Fiscal year
The fiscal year end of Company is December 31.



Loss per share
Loss per share was computed using the weighted number of shares outstanding during the period.

Organization Costs
Costs to incorporate the Company were capitalized and are being amortized over a sixty month period.

Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Statement of cash flows
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three month or less to be cash equivalents.

Use of estimates
The preparation of the Company's financial statements in conformity with generally accepted accounting principals requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Consideration of Other Comprehensive Income Items
SFAF 130 - Reporting Comprehensive Income, requires companies to present comprehensive income (consisting primarily of net income plus other direct equity changes and credits) and its components as part of the basic financial statements. For the year ended December 31, 1998, the Company's financial statements do not contain any changes in equity that are required to be reported separately in comprehensive income.

Stock basis
Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the service or assets received in exchange.

2.      STOCKHOLDERS' EQUITY

As of December 31, 1998, 12,000,000 shares of the Company's no par value common stock had been issued for a combination of cash and consulting services provided. The services were converted to shares at $0.0002 per share and valued at a total of $2,145.

3.      RELATED PARTY TRANSACTIONS

As of the date hereof, there are two shareholders of the Company acting as officers and directors who are the owners of 4,989,250 shares of common stock, constituting approximately 42% of the Company's issued and outstanding shares.

4.      INCOME TAXES

The Company has Federal net operating loss carryforwards of approximately $2,600 expiring during the years 2009 and 2018. The tax benefit of these net operating losses is approximately $500 and has been offset by a full allowance for realization. This carryforward may be limited upon the consummation of a business combination under IRC Section 381. For the years ended December 31, 1998 and
1997, the valuation allowance increased by approximately $50 and $0, respectively.

5.      SUBSEQUENT EVENT

        On August 13, 1999, the Company received $5,000 as a capital contribution by its shareholders. No additional shares were issued.

6.      MANAGEMENT'S REPRESENTATION OF INTERIM
FINANCIAL INFORMATION

The accompanying interim financial statements have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature.


PART III

Item 1.  INDEX TO EXHIBITS

        The Exhibits listed below are incorporated by reference.

Exhibit No.            Document
3.1            Articles of Incorporation (incorporated by reference
from Registration Statement on Form 10SB/A filed with the Securities and Exchange Commission on October 26, 1999).

3.2            Bylaws (incorporated by reference from Registration
Statement on Form 10SB/A filed with the Securities and Exchange
Commission on October 26, 1999).

4.1 Specimen Stock Certificate (incorporated by reference from Registration Statement on Form 10SB/A filed with the Securities and Exchange Commission on October 26, 1999).

27.1           Financial Data Schedule for fiscal year ending
December 31, 1998

27.2           Financial Data Schedule for nine months ending
September 30, 1999

SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC CMA, INC.


By:  /s/ ________________________________
        Grant W. Peck, President and Director
Date:   December 21, 1999